THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138

                                (305) 754-3603
                           facsimile (305) 754-2668
                             wscott@wscottlaw.com

                                                 August 2, 2007

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	TriView Global Fund, LLC (the "Fund")
 	Form 10-K for the year ended 12/31/2006 Filed 4/3/2007
 	File No. 333-119655

Dear Ms. Van Doorn,

 	Thank you for the telephone call to afford the Fund notice of the separate accounting rules available under the Investment Advisors Act of 1940. Upon review, those rules are unavailable to any commodity pool that wishes to employ a commodity trading advisor on the terms customary for the industry.

 	We have reproduced below the Commission's comment provided by your letter to the Fund of July 19 2007, and have supplied the Fund's response immediately following it.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Note 2 - Significant Accounting Policies

Offering Expenses and Organizational Costs. page F-7

1.	We have read your response to comment three. You have recorded a liability and a corresponding deferred asset representing deferred organization and offering costs which you have titled "reimbursable syndication costs", which implies that the company has the right to be reimbursed for such costs. We maintain our position that your recording of deferred organization and offering costs as a deferred asset is not in accordance with GAAP. Please revise your financial statements accordingly to expense reimbursable organizational costs in accordance with SOP 98-5 and reflect reimbursable offering costs as a reduction to partnership capital as of the date of the offering. Refer to SAB Topic SA and 5D. Please note that you may separately disclose how you are treating these costs for the purposes of determining net asset value.

Response:	The Fund is in the process of revising its financial statements to expense reimbursable organizational costs in accordance with SOP 98-5 and reflect reimbursable offering costs as a reduction to Fund capital as of the date of the offering. The Fund will file these financials within three weeks from the date of this response as part of Amendment No. 2 to its Form 10-K for the year ended December 31, 2006.

 	The Fund became effective November 3, 2005. It requests acceptance of its restated financials for the affected periods as required to be disclosed in (1) the 2006 year-end audit to be included in the Form 10-K amendment and
(2) the June 30, 2007 reviewed financials to be included in the second quarter 2007 Form 10-Q. The Fund requests a waiver from the Commission of its obligation to amend its Form 10-K for the year ended 2005 and Form 10-Q's for the periods ended March 31, 2006, June 20, 2006, and September 30, 2006. As you know, the Form 10-Q for the period ended June 30, 2007 is due by August 14, 2007. The Fund requests that it not be required to amend its Form 10-Q for the period ended March 31, 2007.

 	The Fund makes these requests because it would be unduly burdensome for it to amend the above reports, the information will be fully disclosed on the to-be-filed reports, and it is easier for investors to consider the two to-be-filed reports than the seven that would be required otherwise. The amended Form 10-K for the year ended December 31, 2006 and the Form 10-Q for the period ended June 30, 2007 will disclose that investors should not look to previously filed reports for financial information.

 	We are grateful for the opportunity to present this response and are available to amplify or clarify any information submitted.

 								Very truly yours,


								/s/ William S. Scott
								William Sumner Scott
								For the Firm

WSS/lf

cc:	TriView Capital Management, Inc.
 	Managing Member - CPO